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                                                                       Exhibit A

                                    AGREEMENT
                 MADE AND ENTERED INTO THIS 28 DAY OF JULY, 1997
                                 BY AND BETWEEN

      PUBLICIS WORLDWIDE B.V.
      company incorporated under the laws of The Netherlands, of 198 Beethovenstraat, Amsterdam, The Netherlands (hereinafter referred to as ("PUBLICIS")

                                                                 ON THE ONE PART

                                       AND

      ARIELY ADVERTISING LIMITED
      a public company incorporated under the laws of the State of Israel whose registration number with the Registrar of Companies is 52-004241-7, quoted on the NASDAQ National Market, whose offices are located at 140 Rothschild Boulevard, Tel-Aviv, Israel, (hereinafter referred to as ("the COMPANY")

                                                              ON THE SECOND PART

                                       AND

1.    URI ARIELY I.D. No. 0517367

2.    AMOS TAL-SHIR I.D. No. 0207308

3.    TAMAR ARIELY I.D. No. 054183074

4.    RUBIN ZIMMERMAN Canadian Passport No. fv 141799

5.    MIVTACH SHAMIR INVESTMENTS (93) LTD. Registration No. 51-184181-9

6.    BENNY BERGMAN I.D. No. 05274505

7.    AVI TIOMKIN I.D. No. 060477718
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8.    EL BUSTANI LTD, registration number 51-106261-4 each one of them severally
      (hereinafter jointly referred to as "the SHAREHOLDERS")

                                                               ON THE THIRD PART


WHEREAS the COMPANY is one of the leading advertising agencies in Israel serving, among others, major Israeli corporate clients; and

WHEREAS PUBLICIS is the number one advertising network in Europe, representing, among others, a large number of blue chip international clients; and

WHEREAS in view of the opening of the Israeli market following the peace process in the Middle East and the pronounced activity of the major international advertising agencies in Israel, the COMPANY decided, already some time ago, to affiliate with an international advertising agency; and

WHEREAS on December 20, 1995, the COMPANY entered into an Affiliation Agreement with LOWE INTERNATIONAL LIMITED (hereinafter "LOWE"); and

WHEREAS the results of the affiliation with LOWE were not up to the expectations of the COMPANY and the COMPANY decided to bring to an end its agreement with LOWE and to establish contact and join forces with a larger advertising group as a means of preserving, and hopefully expending, its share of the Israel advertising market; and

WHEREAS the COMPANY approached PUBLICIS through the services of Prof. Chaim Ben Shachar with an offer to establish a Strategic Alliance; and


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WHEREAS     PUBLICIS responded positively and expressed its interest in forging a Strategic Alliance with the COMPANY after it terminates its relations with LOWE and subject to PUBLICIS acquiring approximately 50.82% of the outstanding share capital of the COMPANY and being granted by the COMPANY OPTION to acquire additional 500,000 shares of the COMPANY; and

WHEREAS the SHAREHOLDERS have agreed to sell to PUBLICIS their shares in the COMPANY as provided herein; and the COMPANY agreed to grant to PUBLICIS option to purchase 500,000 shares of the COMPANY.


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NOW THEREFORE THE PARTIES HAVE AGREED AS FOLLOWS:

1.    PREAMBLE AND APPENDICES

            The preamble and appendices to this Agreement are an integral part thereof and shall be binding upon the parties as the Agreement itself.

2.    TERMINATION OF THE AGREEMENT WITH LOWE

      2.1. The COMPANY hereby declares that it has already informed LOWE of its intention to bring the Affiliation Agreement to an end and that there was no objection raised on the part of LOWE.

      2.2. For the avoidance of any doubt the COMPANY hereby confirms and declares that the decision of the COMPANY to bring to an end its relations with LOWE was nude well before the first contact was made with PUBLICIS, that PUBLICIS never asked for nor implied that it wishes or recommends that the COMPANY terminate its relations with LOWE and that the negotiations with PUBLICIS did not prompt or in any other way affected the COMPANY'S prior decision to discontinue its affiliation with LOWE.

      2.3. The COMPANY hereby declares and undertakes that it will terminate, in an amicable way, prior to the Closing Date, the Affiliation Agreement between the COMPANY and LOWE, and will obtain from LOWE a written Waiver of Claims.

3.    REPRESENTATIONS AND WARRANTIES

           The COMPANY, Uri Ariely, Amos Tal-Shir and Mivtach Shamir Investments
           (93) Ltd. hereby represent and warrant, jointly and severally, to PUBLICIS and acknowledge that PUBLICIS is entering into this Agreement in reliance thereon, as follows:


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      3.1   INCORPORATION, REGISTERED CAPITAL, SHAREHOLDINGS, OFFICERS AND
            DIRECTORS

            3.1.1 The COMPANY is a duly incorporated and validly existing public limited Company, Registration No. 52-004241-7, under the laws of the State of Israel, quoted on the NASDAQ National Market, has all requisite corporate power and authority, and has obtained all necessary licenses, authorizations and approvals to carry on its business as now conducted and as proposed to be conducted. The COMPANY is duly qualified to transact business and is in good standing in each jurisdiction in which the failure so to qualify would have a material adverse effect on its business or properties.

                  Copies of the COMPANY's Memorandum and Articles of Association, both updated to the date of this Agreement, are herewith attached as Schedule 3. 1. 1. A and B.

            3.1.2 Except as described in Schedule 3.1.2, the COMPANY does not presently own or control, directly or indirectly, any interest in any corporation, association, or other business entity.

            3.1.3 As of the date hereof, the registered capital of the COMPANY consists of NIS 10,000,000 (ten Million New Israel Shekels) divided into 10,000,000 (ten million) Ordinary Shares having a nominal value of NIS 1.00 each, out of which 3,004,000 Ordinary Shares were issued.

            3.1.4 The main shareholders, and their respective shareholdings in the COMPANY as of the date hereof are as listed in Schedule
                  3.1.4 attached hereto.

            3.1.5 The list of all the Options and Warrants issued by the COMPANY as of June 30, 1997, is attached hereto as Schedule 3.1.5.


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            3.1.6 The COMPANY's current Officers and Directors are the individuals listed in Schedule 3.1.6 hereto.

            3.1.7 The eleven largest customers of the Company are listed in
                  Schedule 3.1.7 attached hereto. The COMPANY, Uri Ariely and Amos Tal-Shir have no indication whatsoever nor any reason to believe that any of the above eleven major customers has any plans or contemplates to discontinue its working relation with the COMPANY. However, it is emphasized that in accordance with the common practice in Israel and/or the agreements with such customers each one of the customers may discontinue the relationship with the COMPANY subject to a short notice, if at all.

            3.1.8 By the Closing Date the Affiliation Agreement between the
                  COMPANY and LOWE will be terminated in an amicable way and the COMPANY shall obtain from LOWE a waiver of claims against the COMPANY.

      3.2   AUTHORIZATION

            3.2.1 The execution, delivery and performance of this Agreement and the consummation of the transactions provided for herein, and the authorization for the issuance and delivery of the OPTIONS and OPTION SHARES to PUBLICIS shall have been by the CLOSING DATE, duly authorized by all necessary corporate actions of the COMPANY. This Agreement constitutes a valid and legally binding obligation of the COMPANY and of the SHAREHOLDERS and is enforceable in accordance with its terms. The execution and delivery by the COMPANY and by the SHAREHOLDERS of this Agreement, and the consummation by it of the transactions contemplated hereby, does not and shall not as of the CLOSING DATE contravene or conflict with (or constitute a violation of or breach of or default under or give to others any


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                  rights, including rights of termination, cancellation or
                  acceleration); (i) the Articles of Association or other incorporating documents of the COMPANY; (ii) and provision of any law, regulation, judgment, injunction, order or decree binding upon or applicable to the COMPANY or to the SHAREHOLDERS; or (iii) As of the Closing Date any material agreement to which the COMPANY or the SHAREHOLDERS is/are a party.

      3.3   FINANCIAL

            3.3.1 Attached hereto as Schedules 3.3.1 A-D are copies of the
                  COMPANY's audited Financial Statements as of, and for the years ended December 31, 1994, 1995 and 1996 and as of March 31, 1997, ("the FINANCIAL STATEMENTS"). The FINANCIAL STATEMENTS are true and correct in all material respects, are in accordance with the books and records of the COMPANY and have been prepared in accordance with Israeli generally accepted accounting principles consistently applied, and fairly and accurately present in all material respects the financial position of the COMPANY as of such dates and the results of its operations for the periods then ended. The COMPANY has no liabilities, debts or obligations, whether accrued, absolute or contingent, other than those liabilities reflected or reserved against in the FINANCIAL STATEMENTS and liabilities incurred since March 31, 1997, in the ordinary and usual course of business. Since March 31, 1997, the COMPANY has been operated in the ordinary and usual course of business, and there has not been:

                  (1) any material change in any of the assets, liabilities, conditions (financial or otherwise) or lines of business of the COMPANY from that reflected in the FINANCIAL STATEMENTS; or


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                  (2)   any other event or condition of any character that would
                        adversely affect the assets, properties, conditions (financial or otherwise), operating results, prospects or business of the COMPANY as such business is presently conducted and as it is proposed to be conducted.

            3.3.2 The COMPANY has filed all income and value added tax returns and reports required to be filed under law up to the date of this Agreement and is, to the best knowledge of the COMPANY, Uri Ariely, Amos Tal-Shir and Mivtach Shamir Investments (93) Ltd., not delinquent in the payment of any tax, charge or levy. The returns filed by the COMPANY are true and correct in all material respects.

            3.3.3 Except as described in Schedule 3.3.3., the COMPANY has not given any guarantees for the obligations of any other party, and there are no charges, pledges or other impediments on its unissued share capital and/or assets, of whatever kind.

            3.3.4 The Company has granted to certain employees loans in amounts and terms as described in Schedule 3.3.4.

            3.3.5 The COMPANY has third party liability, fire, casualty, key-man and such other insurance policies and coverage as detailed in
                  Schedule 3.3.5.

      3.4   LITIGATION; COMPLIANCE

            3.4.1 Except as Described in Schedule 3.4., no action, claim, proceeding or governmental inquiry or investigation (collectively, "ACTION") is pending or threatened against the COMPANY or any of its officers, or any of the COMPANY's properties before any court, arbitration board or tribunal or administrative or other governmental authority (collectively, "AUTHORITY"), nor is the


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                  COMPANY aware that there is any basis for any such ACTION. The
                  COMPANY is not a party to or subject to the provisions of any order, writ, injunction, judgment or decree of any AUTHORITY nor any of them is aware of any pending threatened ACTION (or of any basis for same) against any of them by any AUTHORITY. There is no ACTION by the COMPANY currently pending or that the COMPANY intends to initiate.

            3.4.2 The Company might be liable to pay income tax and to waive its right to be repaid a loan extended by the Company to its ex-employee Mr. Mordi Amar, due to circumstances as described in Schedule 3.4.2. The total exposure / loss of the Company as a result of the above is not expected to exceed US$ 80,000.

      3.5   INTELLECTUAL PROPERTY

            3.5.1 To the best knowledge of the COMPANY, Uri Ariely, Amos
                  Tal-Shir and Mivtach Shamir Investments (93) Ltd., the COMPANY has not received any communications alleging that it has violated or, by conducting the business of the COMPANY as proposed, would violate any of the copyrights, trade secrets or other proprietary rights of any other person or entity and they are unaware of any rights of others that would interfere or conflict with the COMPANY's use of the Intellectual Property or with the conduct of its business as now conducted and as proposed to be conducted. None of the COMPANY or Uri Ariely or Amos Tal-Shir is obligated under any contract (including licenses, covenants or commitments of any nature) or other agreement, or is subject to any judgment, decree or order of any court or administrative agency, that would interfere with the use of their respective best efforts to promote the interests of the COMPANY or that would conflict with the COMPANY's use of the Intellectual Property or


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                  with the conduct of its business as now conducted and as
                  proposed to be conducted. The COMPANY has taken reasonable security measures, including measures against unauthorized disclosure, to protect the secrecy, confidentiality, and value of its Intellectual Property.

      LABOR UNIONS

            3.5.2 The COMPANY is not bound by or subject to any written or oral, express or implied, contract, commitment or arrangement with any labor union, and no labor union has requested or has sought to represent any of the employees, representatives or agents of the COMPANY. There is no strike or other labor dispute in the COMPANY pending, or to the best knowledge of the COMPANY threatened, nor are they aware of any labor organization activity involving its employees.

      3.6   MATERIAL CONTRACTS

            3.6.1 Schedule 3.6.1 contains a true and complete list of all the relevant material contracts, agreements and understandings to which the COMPANY is a party or by which its property is bound.

      3.7   FULL DISCLOSURE

            3.7.1 The COMPANY has fully provided PUBLICIS with all information which the COMPANY, Uri Ariely and Amos Tal-Shir believe is reasonably necessary to enable a reasonable investor to make a decision to invest in the COMPANY. Neither this Agreement nor any document provided in connection therewith contain any untrue statement of a material fact or omits to state a material fact necessary to make the statements herein or therein not misleading, in view of the circumstances in which they were made.


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            3.7.2.PUBLICIS acknowledges that its has (i) examined and made itself fully aware and informed of the U.S. federal securities laws as applicable to the SHARES and (ii) has been fully informed of the rules and regulations applicable to the resale of the SHARES under the applicable US federal securities laws.

      3.8   SEC REPORTS

            3.8.1 Since September 20, 1995, the COMPANY has filed all form reports, statements and other documents required to be filed by it with the United States Securities and Exchange Commission (the "COMPANY SEC REPORTS"). The COMPANY SEC REPORTS were prepared in accordance with the requirements of United States federal securities laws and did not, as of their respective dates, contain any untrue statement of a material fact or omit to state a material fact required to be stated in order to make the statements therein, in light of the circumstances in which they were made, not misleading.

4.   SALE OF SHARES AND GRANT OF OPTIONS

      4.1 The Shareholders shall, at the Closing, sell to PUBLICIS their shares in COMPANY, free of any liens, encumbrances or third party's rights, as detailed below:

            URI ARIELY                                      471,237 shares

            AMOS TAL-SHIR                                   156,298 shares

            TAMAR ARIELY                                      90,639 shares

            RUBIN ZIMMERMAN                                 308,079 shares

            MIVTACH SHAMIR INVESTMENTS (93) LTD.            297,969 shares

            BENNY BERGMAN                                     92,894 shares


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
            AVI TIOMKIN                                      92,894 shares

            EL BUSTANI LTD.                                  16,660 shares

            Altogether, the Shareholders shall sell to PUBLICIS at the Closing 1,526,660 shares of the COMPANY having nominal value of NIS 1 each, representing approximately 50.82% of the total Issued Share Capital of the COMPANY. All the above mentioned 1,526,660 shares shall be herein jointly referred to as "the SHARES."

            Each Shareholder is severally and not jointly obligated to sell the number of shares set forth next to his/its name above. If for any reason one or more of the SHAREHOLDERS will not sell his/its shares, PUBLICIS shall not be obliged to buy the SHARES nor will PUBLICIS have any claim against those shareholders who are willing to sell their shares.

      4 2 PUBLICIS shall pay the Shareholders for the SHARES in the manner described in Section 12.3.2 below, a total consideration in the amount of US$ 6,297,472.50 (six million two hundred and ninety seven thousand four hundred seventy two United States Dollars and fifty Cents).

      4.3 At the Closing the COMPANY shall grant PUBLICIS, options ("the OPTIONS") to purchase 500,000 (five hundred and fifty thousand) Ordinary Shares of the COMPANY having a nominal value of NIS 1. - at the price of US$ 4.125 per share (four U.S. dollars and twelve and a half cents) (hereinafter "OPTION SHARES"). The OPTIONS shall be divided into four groups according to their maturity date, as detailed below:


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
              NUMBER OF OPTIONS             MATURITY DATE
              -----------------             -------------
                  50,000                     1.10.1998

                  120,000                    1.10.1999

                  230,000                    1.10.2000

                  100,000                    1.02.2001

     Total:       500,000

At any time and from time to time during the period commencing on the Closing and until the relevant maturity dates as indicated above ("OPTION PERIOD") PUBLICIS may exercise the OPTION by submitting to the COMPANY a written notice ("NOTICE of EXERCISE") that it elects to exercise all or part of the OPTION, which NOTICE of EXERCISE shall specify the amount of money to be invested by PUBLICIS.

The purchase and sale of the OPTION SHARES shall take effect at a time and place as the COMPANY and PUBLICIS shall mutually agree, but in no event later than the expiration of the OPTION PERIOD (which time and place are designated as ("OPTION CLOSING"). At the OPTION CLOSING, PUBLICIS shall deliver the payment in the amount specified in the NOTICE of EXERCISE and the COMPANY shall deliver a certificate representing the OPTION SHARES which PUBLICIS is purchasing.

5.   TERMINATION OF MANAGEMENT AGREEMENTS

      Part of the Shareholders i.e. Rubin Zimmerman, Mivtach Shamir Investments Ltd., as well as B.T.A. Investment Co. Ltd. have Management Agreements with the COMPANY in accordance with which the COMPANY pays them, in return for certain services rendered, certain Management Fees. The COMPANY shall terminate, forthwith, the above Management Agreements effective as of September 1, 1997, so that there will be no liability on the part of the COMPANY to pay any Management Fee to the above Shareholders/Companies after the abovementioned date. It is also agreed that the agreements between the COMPANY and Ariely


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      Communications Group Ltd. shall be amended in the manner described in
      Schedule 5.

6.   EMPLOYMENT AGREEMENTS

      6.1 Prior to the Closing date the COMPANY shall execute Employment Agreements with Mr. Amos Tal-Shir and Mr. Raviv Itzhaki. The Employment Agreements, which should be worded to the satisfaction of PUBLICIS and its attorney in Israel, shall be for a period of at least five (5) years renewable by the COMPANY and shall contain a strict non-competition clause which shall apply for a period of at least three (3) years after the termination of employment of any of the above members of key personnel, and will forbid the grant of any services, directly and indirectly, to any of the customers of the COMPANY.

7.    URI ARIELY, AMOS TAL-SHIR

      Whereas after the sale of the SHARES to PUBLICIS as provided for herein, Messrs. Uri Ariely and Amos Tal-Shir shall each remain the owner of shares of the COMPANY representing approximately 6% of the Issued Share Capital of the COMPANY, it is agreed that should any of the above two (2) Shareholders decide to sell part or all of his/their shares in the COMPANY during the term of his/their employment by the COMPANY or rending of management services to the COMPANY, he/they undertake to sell the shares to PUBLICIS, who in turn undertakes to purchase the above shares of the COMPANY.

      If and when Uri Ariely and/or Amos Tal-Shir cease to be employed by the COMPANY or to render services to the COMPANY for whatever reason, such leaving employee / services provider shall be obliged to sell all his shares of the COMPANY to PUBLICIS and PUBLICIS in turn undertakes to buy from him/them all such shares of the COMPANY.

      The fair value at which the shares shall be acquired by PUBLICIS from Uri Ariely and/or from Amos Tal-Shir shall be established by an expert mutually appointed by


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      both parties. In the event the parties shall not be able to reach a consent as to the identity of such an expert, the expert shall be appointed, upon the written request of one of the parties by the President of the Israel Association of Certified Public Accountants.

8.   MANAGEMENT OF THE COMPANY

      8.l It is hereby agreed that each of the parties hereto who shall be a shareholder of the COMPANY after the Closing Date shall be entitled to appoint a number of members to the Board of Directors of the COMPANY proportionate to his share holding.

            As pursuant to Section 76 of the Articles of Association of the COMPANY, the Shareholders having the majority of Ordinary Shares are entitled to appoint all the directors of the COMPANY, it is hereby agreed that as long as Uri Ariely and Amos Tal-Shir shall be employed by the COMPANY or to render management services, and provided PUBLICIS has the power to appoint all of the directors of the COMPANY, PUBLICIS shall appoint them as members of the Board of Directors of the Company.

      8.2 PUBLICIS shall have the right to appoint, at all times, the external auditors (Certified Public Accountants) of the COMPANY. Uri Ariely and Amos Tal-Shir hereby undertake to cast their vote at the Shareholders' Meetings in favor of appointing as the COMPANY's auditors the firm of auditors chosen by PUBLICIS.

      8.3 A. In the event that PUBLICIS intends to sell, in one or a series of transactions, their Shares in the Company, PUBLICIS shall so notify Messrs. Ariely and Tal-Shir, describing in such notification the material terms of such proposed sale. Upon receipt of such notice, each of Messrs.


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            Ariely and Tal-Shir shall have the right to exercise the option contained in Section 8.3B.

            B. Messrs. Ariely and Tal-Shir shall have the option, to require PUBLICIS to provide as part of its proposed sale that each of them be given the right to participate in such sale pro rata in proportion to the respective numbers of shares owned at such time by PUBLICIS and Messrs. Ariely and Tal-Shir (or one of them, if the other decides not to participate in the proposed sale), on the same terms and conditions as PUBLICIS.

9.   AFFILIATION WITH PUBLICIS

      9.1 The COMPANY shall execute an Affiliation Contract with PUBLICIS in a form to be agreed upon by the parties and shall become a part of the PUBLICIS group of companies. As such the COMPANY will receive from PUBLICIS certain services for which it will pay PUBLICIS, by the end of each calendar quarter, like other companies in the PUBLICIS group, a Management and Service Fee at the rate of 4% (four percent) of the total cost of the personnel of the COMPANY during the relevant quarter which cost shall include, for that matter, salaries, social benefits, bonuses etc. It is hereby agreed that the above mentioned Management and Service Fee shall be paid also in respect of the cost of the personnel of the subsidiaries of the COMPANY which are active in the Arab sector.

      9.2 PUBLICIS will use its best endeavors to expand the COMPANY and to increase its profitability, by means of developing the relationship between the COMPANY and PUBLICIS's international clients doing business in Israel.

      9.3 In accordance with the rules applying to the members of the PUBLICIS group, the COMPANY shall pay Co-ordination and Creative Fees to the lead agency(ies) for the international clients who shall be referred to the COMPANY by such lead agency(ies) and who shall provide the

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            COMPANY in respect thereof with professional services. The amount of such fees shall be dependent on the amount and nature of the work done and the services provided to the COMPANY by other members of the PUBLICIS group.

      9.4 The name of the COMPANY shall be amended to PUBLICIS-ARIELY and the COMPANY will be part of the international PUBLICIS network,

      9.5 The COMPANY will be managed in accordance with the ethical principles, practices and procedures of the PUBLICIS group and shall adopt the financial reporting as well as the budgeting systems in use in the PUBLICIS group.

10.  INDEMNITY

      10.1 In the event that any of the representations and warranties of the COMPANY contained in this Agreement are found to be false, then Uri Ariely, Amos Tal-Shir and Mivtach Shamir Holding Ltd., registration number 52-003412-5 (hereinafter "the GUARANTORS") shall jointly and severally indemnify PUBLICIS for 50.82% of any decline in the value of the COMPANY resulting from a deed or misdeed in respect of which the COMPANY gave herein a misrepresentation or inaccurate warranty.

      10.2 The COMPANY hereby declares and guarantees that the NET EQUITY of the COMPANY as shall be reflected in the audited FINANCIAL REPORTS of the COMPANY dated June 30, 1997, shall be not less than NIS 19,474,000 (Nineteen Million and four hundred seventy four thousand New Israeli Shekels).

      10.3 Should it be revealed, at any point of time in the future, that the net assets of the COMPANY as of June 30, 1997, be lower than NIS 19,474,000 as a result of a misrepresentation, a claim by a third party or any authority or for any other reason, then the GUARANTORS shall jointly and severally indemnify PUBLICIS for 50.82% of any such deficiency exceeding US$


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            200,000 (two hundred thousand United States Dollars). The GUARANTORS shall not be liable to indemnify PUBLICIS if the net equity of the COMPANY as of June 30, 1997, taking into account all relevant considerations, including taxation, shall not be lower than NIS 18,774,000 (Eighteen Million seven hundred and seventy four thousand New Israeli Shekels).

      10.4 In addition and without derogation of the above the COMPANY, the GUARANTORS shall jointly and severally indemnify PUBLICIS for any damage or expenditure that maybe cause to PUBLICIS as a result of a claim by LOWE against PUBLICIS due to the termination of the Affiliation Agreement between the COMPANY and LOWE.

      10.5 The provisions of Sections 10.1 through 10.4 shall apply only to claims filed by PUBLICIS against the GUARANTORS within three years from the date of the Closing. Notwithstanding the above, with respect to demand by Tax Authorities, the provisions of Sections
            10.1 through 10.4 shall apply for five years from the date of the Closing.

      10.6 Notwithstanding the provisions of this Section 10, the indemnification granted by the GUARANTORS to PUBLICIS shall be limited in the following manner:

            10.6.1 The indemnification granted by the GUARANTORS shall be limited to an amount of 1 Million US Dollar.

            10.6.2 In addition, and without derogating from the above, Uri Ariely and Amos Tal-Shir shall be obligated, jointly and severally, to indemnify PUBLICIS up to an additional amount of no more than 300,000 US Dollar.

            10.6.3 In addition, and without derogating from the above, Uri Ariely shall be obligated to indemnify PUBLICIS for all amounts due to PUBLICIS over and above 1,300,000 US Dollar, provided that


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                        PUBLICIS makes a demand for indemnification with Uri
                        Ariely within one year after the CLOSING date.

                        It is hereby agreed that PUBLICIS shall endeavor to collect an indemnification that might be due as provided hereinabove, first in accordance with sub-Section 10.6. 1, then in accordance with sub-Section 10.6.2 and only as last resort in accordance with sub-Section 10.6.3.

      10.7 Should the net assets of the COMPANY as of June 30, 1997, be higher than NIS 19,474,000, any such amount being in excess of NIS 19,474,000 shall be offset against any amount for which the GUARANTORS shall be liable to indemnify PUBLICIS as provided in this
            Section 10.

11.  BROKERS AND FINDERS

      11.1 Each of the COMPANY, PUBLICIS and the SHAREHOLDERS represents, as to itself, its subsidiaries and its affiliates, that no agent, broker, investment banker or other firm or person other than Prof. Ben Shachar, who shall be remunerated by the COMPANY, is or shall be entitled to any broker's or finder's fee or any other commission or similar fee in connection with this Agreement or with any of the transactions contemplated by this Agreement. The COMPANY agrees to indemnify and hold harmless PUBLICIS and PUBLICIS agrees to indemnify and hold harmless the COMPANY, from and against all claims, liabilities or obligations with respect to any such fees, commissions or expenses asserted or claimed by any person on the basis of any act or statement alleged to have been made by such party or its affiliate.

12.   CLOSING

      12.1 The closing of the purchase and sale of the SHARES hereunder as well as all the other transactions contemplated herein ("the CLOSING") shall be held at the offices of the legal counsels of PUBLICIS, Shugol & Co., at 14


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            Abba Hillel Street, Ramat Gan, on September 17, 1997, at 10 a.m.
            ("the CLOSING DATE").

      12.2 Negative Covenants: Pre-Closing. From and after the signing of this Agreement and until the CLOSING, the COMPANY covenants and agrees with PUBLICIS that the COMPANY shall not, without the prior written consent of PUBLICIS carry out any of the following:

            (a)   issue or sell any shares, stock, options or other securities;

            (b) pursue any other investment, direct or indirect, in the equity of the COMPANY; or

            (c) enter into any transaction outside of the ordinary course of business; or

            (d) amend the Memorandum of Association and Articles of Association of the COMPANY.

      12.3 TRANSACTION AT CLOSING: At the CLOSING, the following transactions shall occur, which transactions shall be deemed to take place simultaneously and no transaction shall be deemed to have been completed or any document delivered until all such transactions have been completed and all required documents delivered.

            12.3.1 The COMPANY shall deliver to PUBLICIS the following documents:

                  (a) Resolutions of the COMPANY's Board of Directors, Shareholders Meetings and the Audit Committee approving the affiliation of the COMPANY with the PUBLICIS group and adopting the Affiliation Contract with PUBLICIS.

                  (b) The Affiliation Contract with PUBLICIS duly executed by the COMPANY.


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
                  (c) The resignation from their positions as directors of the COMPANY of Messrs. Bergman, Zimmerman, Shamir and Stav.

                  (d) A resolution by the Board of Directors of the COMPANY approved by its Audit Committee and the Shareholders' Meeting to grant PUBLICIS OPTION to acquire the OPTION SHARES.

                  (e) A certificate acknowledging the OPTION granted to PUBLICIS.

                  (f) The Employment Agreements with Amos Tal-Shir and Raviv Itzhaki, in a form approved in advance by the legal counsel of PUBLICIS and an amendment to the management, agreement between the COMPANY and Ariely Communications Group Ltd. in the form attached to this Agreement as
                        Schedule 5.

                  (g) A document duly executed by LOWE confirming that the Affiliation Agreement between the COMPANY and LOWE has been terminated and that LOWE waives any claims against the COMPANY.

                  (h) Share Transfer Deeds in respect of all the SHARES in the form specified in Section 22 of the Articles of Association of the Company, each duly executed by the relevant Shareholder.

                  (i) An Opinion of Adv. Eran Ilan, of Yigal Arnon & Co. counsels to the COMPANY, in the form attached hereto as
                        Schedule 12.3.1(i) dated as of the date of the CLOSING.
                        12.3.2. At CLOSING, PUBLICIS shall hand over to the COMPANY's counsel a bank draft, dated as of the date of

                        CLOSING, in the amount of US$ 6,297,472.50 being the total consideration for all the SHARES. The bank draft which will be in the name of Yigal Arnon & Co., shall be deposited by the COMPANY's counsel in an Escrow Account of Yigal Arnon & Co.

                  The COMPANY's counsel shall distribute the above consideration among the SHAREHOLDERS in accordance with the instructions received by him from the SHAREHOLDERS, only after PUBLICIS receives share certificate in respect of the SHARES in the name of PUBLICIS duly issued by the Transfer Agent of the Company. The parties acknowledge that the share certificate to be issued to PUBLICIS will not be issued until several weeks after the CLOSING, and the distribution of the consideration among the SHAREHOLDERS will be delayed accordingly.

      12.4 It is hereby declared and agreed that should any of the pre-conditions to this Agreement indicated in Sections 2, 3, 5, 6, 9 and 10 hereinabove are not met, this Agreement shall be null and void and no party shall have any claim against the other.

13.   CORPORATE MATTERS

      Before and after the CLOSING, the parties hereto agree to do their best efforts (including, without limitation, voting their Shares in the COMPANY) as may be required from time to time to ensure the application of the relevant provisions of this Agreement.

14.   RESTRICTIONS ON SALES

      Uri Ariely and Amos Tal-Shir hereby undertake not to sell, assign, transfer, pledge, hypothecate, mortgage or dispose of, by gift or otherwise, or in any way encumber any of their shares in the COMPANY other than with the consent of PUBLICIS. Notwithstanding the above Amos
      Tal-Shir is entitled to pledge its shares in the

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
      COMPANY to the benefit of Mivtach Shamir in connection with the guarantee granted to PUBLICIS.

15.  TRANSFER OF OPTIONS

      PUBLICIS hereby agrees that Messrs. Ariely and Tal-Shir shall acquire from BTA Investments Ltd. options to purchase 72,000 Ordinary Shares of the Company.

16.   LAW AND JURISDICTION

      This Agreement shall be governed by and construed in accordance with the laws of the State of Israel and the competent Courts in Tel Aviv Jaffa shall have the exclusive jurisdiction in any dispute arising hereunder.

17.   NOTICES

      17.1 All notices hereunder shall be in writing mailed registered or certified mail, postage pre-paid, addressed to the parties at their respective addresses as set out in this Agreement, or transmitted by courier, cable, telex or facsimile or other reliable method of transmissions.

      17.2  Notices shall be deemed received by the receiving party within seven
            (7) days of mailing, if mailed, within five (5) days of sending if sent by courier, when actually delivered by hand, if so delivered, and on the first business day (at the receiving end) following transmission if transmitted by cable, telex or facsimile.

18.   COUNTERPARTS

      This Agreement may be signed in any number of counterparts, each of which shall be an original, with the same effect as if the signature thereto and hereto were upon the same instrument.

19.   HEADINGS

      Section headings herein are for convenience and ease of reference only, and shall in no way affect or be deemed to affect the construction or interpretation of any provision hereof.

20.   SURVIVAL

      The warranties, representations and covenants of the COMPANY, the SHAREHOLDERS and PUBLICIS contained in or made pursuant to this Agreement shall survive the execution and delivery of this Agreement and the CLOSING and shall in no way be affected by any investigation of the subject matter thereof made by or on behalf of PUBLICIS, the SHAREHOLDERS, or the COMPANY.

21.   ENTIRE AGREEMENT AND AMENDMENT

      21.1 This Agreement and the Schedules, constitutes the entire agreement between the parties with respect to the subject matter hereof and contains all of the promises, undertakings, and other representations made by the parties to each other prior to its execution, all of which are merged herein.

      21.2 This Agreement and the Schedules shall prevail over any prior agreement, understanding, promise or undertaking of the parties with respect to the subject matter hereof, all of which are merged herein. No subsequent amendment to this Agreement shall be of any effect unless executed in writing and signed by the parties hereto.

            NOW THERFORE the parties have set their hand on the date first hereinabove written.



          /s/ Uri Ariely                  /s/ Publicis Worldwide B.V.
-----------------------------------   ------------------------------------
            URI ARIELY                      PUBLICIS WORLDWIDE B.V.



        /s/ Amos Tal-Shir                       /s/ Avi Tiomkin
-----------------------------------   ------------------------------------
          AMOS TAL-SHIR                           AVI TIOMKIN



         /s/ Tamar Ariely                 /s/ Ariely Advertising Ltd.
------------------------------------   -----------------------------------
           TAMAR ARIELY                     ARIELY ADVERTISING LTD.



       /s/ Rubin Zimmerman                     /s/ Benny Bergman
-----------------------------------   ------------------------------------
         RUBIN ZIMMERMAN                         BENNY BERGMAN



 /s/ Mivtach Shamir Investments (93) Ltd.
-----------------------------------------
MIVTACH SHAMIR INVESTMENTS (93)
LTD.



 /s/ Mivtach Shamir Holding Ltd.
-----------------------------------
   MIVTACH SHAMIR HOLDING LTD.




       /s/ El Bustani Ltd.
-----------------------------------
         EL BUSTANI LTD.


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